[redacted]

File No. 82-2683

08001577

Wolters Kluwer
Law & Business

RECEIVED
2008 MAR 31 P 5:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

SUPPL

Contact:

Leslie Bonacum
Director of Communications
Wolters Kluwer
Tax, Accounting & Legal
+ 1 847 267 7153
mediahelp@cch.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Law & Business to Acquire Accountants Division of MYOB UK and MYOB Ireland

MYOB Accountants Division to become part of Wolters Kluwer UK, creating new force in professional practice software

London (March 31, 2008) - Wolters Kluwer Law & Business today announced that it has signed an agreement to acquire from MYOB Limited the Accountants Division of MYOB UK and MYOB Ireland, a software and services provider to accountancy practices. The services will become part of Wolters Kluwer UK, one of the most respected providers of specialist products and services for the accounting, tax, and finance professions.

The combination of Wolters Kluwer UK, through its CCH Software division, and MYOB will create a significant new force in an accounting market that is increasingly demanding integrated software to increase efficiency and reduce costs.

A particular priority for practices is to ease the integration between products and practice management systems. By bringing together the strengths and expertise of CCH and MYOB, accountancy firms will be able to source from Britain and Ireland's most experienced providers of software and services, covering tax, audit and accounts production, insolvency, practice management and document management.

MYOB offers a complete range of accountancy software systems, which have historically been targeted at the top 500 accountancy practices. In 2007, these systems were integrated and targeted at the entire accountancy practice marketplace. CCH Software serves practices of all sizes and is in use within practices ranging from sole practitioners to most of the top 100.

Cathy Wolfe, CEO of Wolters Kluwer UK, said: "The acquisition brings to Wolters Kluwer UK over 130 experienced MYOB staff, many with more than 10 years of experience servicing the accountancy profession. By acquiring the excellent range of MYOB products and its talented staff, Wolters Kluwer UK will be able to accelerate its growth in the provision of professional practice software. With innovative 'best of breed' products and new capabilities in training and consulting, Wolters Kluwer UK is even better positioned to meet the ever-changing needs of all our customers."

Bob Becker, President and CEO of Wolters Kluwer Law & Business, said: "Wolters Kluwer in the UK serves several growing markets, including tax and accounting, and our CCH division here is seeing good growth. By extending our reach in accounting software and services with the MYOB UK and Ireland acquisition, we will accelerate our growth plans in Wolters Kluwer Law & Business and the continued development of our leading positions in workflow tool development."

MYOB Limited will make the sale of its UK and Ireland Accountants Division to Wolters Kluwer for £35.5 million. The UK and Ireland Accountants Division has £12.5 million 2007 annual revenues and has approximately 130 full-time equivalent employees.

PROCESSED
APR 0 3 2008
THOMSON FINANCIAL

Dev 4/1

Wolters Kluwer
Law & Business

About Wolters Kluwer Law & Business

Wolters Kluwer Law & Business is a provider of research products and software solutions in key specialty areas for legal and business professionals. Wolters Kluwer UK, incorporating the core brands Croner and CCH, is part of the Wolters Kluwer Law & Business group. It is the UK's most respected provider of information and consultancy services, providing a range of information tools that help make businesses more effective and profitable. CCH is a provider of specialist products and services for the accounting, tax and finance professions. Currently 17 out of the top 20 accounting practices in the UK rely on CCH for information, software, fee protection insurance, professional development, magazines and telephone advice. For more information visit www.cch.co.uk.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. For more information, visit www.wolterskluwer.com.

About MYOB

MYOB is an international provider of solutions that liberate business owners and accountants from the burden of day to day administration, empowering them to achieve business success. The company develops and delivers award-winning software, services and support for more than 700,000 businesses and accounting practices.

MYOB Limited is a public company listed on the Australian Stock Exchange (ASX symbol 'MYO').

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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